UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4
                               (AMENDMENT NO. 1)

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                          UTAH MEDICAL PRODUCTS, INC.
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                          UTAH MEDICAL PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   917488108
                     (Cusip Number of Class of Securities)

                               KEVIN L. CORNWELL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          UTAH MEDICAL PRODUCTS, INC.
                              7043 SOUTH 300 WEST
                              MIDVALE, UTAH 84047
                                 (801-566-1200)

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                  June 1, 1999
                   ------------------------------------------
                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders


   This Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4, dated June 1, 1999 relating to the offer by Utah Medical Products, Inc. (the "Company " or "UM") to purchase up to 800,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its common stock, par value $.01 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between UM and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a) (1) and (a) (2) respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.


ITEM 8.   ADDITIONAL INFORMATION

   Item 8 (e) is hereby amended and supplemented to reflect the following amendments and supplements to the Offer:

     (i) Section 8 of the Offer to Purchase is amended in its entirety with the following:

     Assuming that the Company purchases 800,000 Shares pursuant to the Offer at $8.00 per Share, the Company expects the maximum amount required to purchase shares pursuant to the Offer and to pay related taxes, fees and expenses will be approximately $6,450,000, which the Company expects to obtain from its general corporate funds and from borrowings under the Company's $12,500,000 unsecured revolving line of credit ("Line of Credit") with First Security Bank, N.A. The Line of Credit expires on March 25, 2001. The Company's ability to borrow funds under the Line of Credit is contingent on meeting certain financial covenants in the Line of Credit, including maintaining a minimum amount of cash flow and a maximum leverage ratio. Loans under the Line of Credit currently bear interest at a rate equal to First Security's daily LIBOR plus 1.45%. UM intends to repay any borrowings under the Line of Credit through it operating activities.


     (ii) The Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) is amended in its entirety.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Item 9 of the Schedule is hereby amended and supplemented to reflect the following amendments and supplements to Exhibits (a)(7) and (b)(1).

   (a)(7) The Form of Notice of Offer to Purchase for summary advertisement is supplemented by adding the following prior to the first line:

  This notice itself is not an offer to purchase or a solicitation of an offer to sell Common Shares. The Offer is made only by the Offer to Purchase dated June 1, 1999 and the related Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Common

  Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws.

   (b)(1) The Revolving Loan Agreement, dated April 4, 1997 between Utah Medical Products, Inc. and First Security Bank, N.A., with modifications, is supplemented by adding a modification effective June 4, 1999.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


                                   UTAH MEDICAL PRODUCTS, INC.


                                    BY:  /S/ KEVIN L. CORNWELL
                                    Name:    Kevin L. Cornwell
                                    Title:   Chairman and Chief
                                              Executive Officer

Dated: June 25, 1999




                                 EXHIBIT INDEX

   Exhibit #                                                Description

   (a)   (2)   Form of Letter of Transmittal (including Certification of
               Taxpayer Identification Number on Substitute Form W-9).

   (b)   (1)   Modification Agreement, Effective as of June 4, 1999 relating to the Revolving Loan Agreement, dated April 4, 1997 between Utah
               Medical Products, Inc. and First Security Bank, N.A..


                                 EXHIBIT (a)(2)

                             LETTER OF TRANSMITTAL
                      TO TENDER SHARES OF COMMON STOCK OF
                          UTAH MEDICAL PRODUCTS, INC.
              PURSUANT TO THE OFFER TO PURCHASE DATED JUNE 1, 1999

        THE DEPOSITARY FOR THE OFFER IS: REGISTRAR AND TRANSFER COMPANY
   By Facsimile Transmission (for Eligible Institutions only): (908) 497-2311
                         Call Toll Free: (800) 368-5948

 Mailing Address: 10 Commerce Drive    By Hand: c/o The Depository Trust Company
                  Cranford, New Jersey 07016        Transfer Agent Drop
                                                    55 Water Street
                                                    New York, NY  10041-0099


     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 9, 1999, UNLESS THE OFFER IS EXTENDED.


                         DESCRIPTION OF SHARES TENDERED

      Shares Tendered (Attach List if Necessary)
                                                      Total Number
Name and Address of Registered Holder                  of Shares       Number
Please Fill in Exactly as Name(s)       Certificate  Represented by  Of Shares
Appear(s) on Certificate(s)             Number(s)(1) Certificate(s) Tendered(2)
-------------------------------------   ------------ -------------- -----------






                             TOTAL SHARES

Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration.(3) (Attach additional signed list if necessary.) See Instruction 13.

      1st:            2nd:            3rd:            4th:            5th:
     -----           -----           -----           -----           -----

(1) Need not be completed by stockholders tendering Shares by book-entry transfer.
(2) Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.
(3) If you do not designate an order, then in the event less than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary. See Instruction 13

    PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING
             INSTRUCTIONS, CAREFULLY BEFORE CHECKING ANY BOX BELOW.

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.

   This Letter of Transmittal is to be used only if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in
Section 3 of the Offer to Purchase (as defined below).

   Stockholders whose Share certificates are not immediately available, who cannot deliver certificates and any other documents required to the Depositary by the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedure for book-entry transfer prior to the Expiration Date must tender their Shares using the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

              (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[ ]   CHECK HERE IF TENDERED SHARES ARE ENCLOSED HEREWITH.
[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

   Name of Tendering Institution:

   Account No.:

   Transaction Code No.:


[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
      FOLLOWING:

   Name(s) of Registered Holder(s):

   Date of Execution of Notice of Guaranteed Delivery:

   Name of Institution that Guaranteed Delivery:

   Name of Tendering Institution:

   If delivery is by book-entry transfer:
   Name of Tendering Institution:

   Account No.:

   Transaction Code No.:


NOTE: SIGNATURES MUST BE PROVIDED ON REVERSE. PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

   The undersigned hereby tenders to Utah Medical Products, Inc., a Utah corporation (the "Company"), the above-described shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, as amended, are hereinafter referred to as the "Shares"), at the price per Share of $8.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

   Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

   (i) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares;
   (ii) present certificates for such Shares for cancellation and transfer on the books of the Company; and
   (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants to the Company that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

   The undersigned represents and warrants to the Company that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

   The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions will constitute the undersigned's acceptance of the terms and conditions of the Offer, as well as the undersigned's representation and warranty to the Company that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the tender of such Shares complies with Rule 14e-4 of the Exchange Act. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

   The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates, the number of Shares that the undersigned wishes to tender should be indicated in the appropriate boxes on this Letter of Transmittal.

   The undersigned understands that the Company will purchase 800,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The undersigned understands that the Company will pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. See Section 1 of the Offer to Purchase.

   The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

   Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the Purchase Price of any Shares purchased, and return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Shares purchased and any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the Purchase Price of any Shares purchased and return any Shares not tendered or not purchased in the name(s) of, and mail such check and any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

   The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.


                  SHARES ARE BEING TENDERED AT $8.00 PER SHARE

                                    ODD LOTS
                              (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owned beneficially as of the close of business on May 28, 1999, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ]   is a broker, dealer, commercial bank, trust company or other nominee that
      (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

   The undersigned, a firm that is a member of a registered national securities exchange or the NYSE, or a commercial bank or trust company (not a savings bank or savings and loan association) having an office in the United States hereby guarantees: (I) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended; (ii) that such tender of shares complies with Rule 14e-4; and (iii) to deliver to the Depository at its address set forth above certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depository Trust Company, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three trading days on The NYSE Stock Market after the Depositary receives this Notice.


   -------------------------------             -------------------------
            Name of Firm                          Authorized Signature


   -------------------------------             -------------------------
              Address                             Name (Please Print)


   -------------------------------             -------------------------
       City, State, Zip Code                             Title


   -------------------------------             -------------------------
   Area Code and Telephone Number                        Dated:


                 DO NOT SEND SHARE CERTIFICATES WITH THIS FORM.
                   YOUR SHARE CERTIFICATES MUST BE SENT WITH
                           THE LETTER OF TRANSMITTAL

 SPECIAL PAYMENT INSTRUCTIONS             SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 6, 7 And 8)            (See Instructions 6 And 8)

To be completed ONLY if the check         To be completed ONLY if the
for the aggregate Purchase Price of       check for the aggregate
Shares purchased and certificates         Purchase Price of Shares
for Shares not tendered or not            purchased and/or certificates
purchased are to be issued in the         for Shares not tendered or not
name of someone other than the            purchased are to be mailed to
undersigned.                              someone other than the undersigned or
                                          to the undersigned at an address
                                          other than that shown below the
                                          undersigned's      signature(s).


Issue  [ ] check and/or [ ] certificate(s) to:


                                          Issue    [ ] check and/or [ ]

                                          certificate(s) to:

Name: ---------------------------         Name: -------------------------

(Please Print)                            (Please Print)

Address: ------------------------         Address: ----------------------
(including Zip Code)                      (including Zip Code)


-----------------------------              ------------------------------
(Tax Identification or Social               (Tax Identification or Social
        Security No.)                             Security No.)

   (Book-Entry Transfer Facility Account Number) (Book-Entry Transfer Facility Account Number)


                                   IMPORTANT
                                PLEASE SIGN HERE
                     (TO BE COMPLETED BY ALL STOCKHOLDERS)


Signature(s) of stockholder(s):

Dated:                        , 1999

Name(s): --------------------------------
                         (Please Print)

Capacity (Full Title): --------------------------------

Address:  --------------------------------
                (Include Zip Code)

Area Code and Telephone No.: --------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)
                           GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 6)


Firm Name:  --------------------------------
                   (Please Print)

Authorized Signature: --------------------------------

Title: --------------------------------

Address:  --------------------------------
                (Include Zip Code)

Area Code and Telephone Number: --------------------------------


Dated:                        , 1999



PAYER'S NAME: --------------------------------

SUBSTITUTE
FORM W-9

(See Instruction 8)
Please fill in your name and address below.


Name --------------------------------



Address (number and street)  --------------------------------



City, State and Zip Code  --------------------------------


Department of the Treasury

INTERNAL REVENUE SERVICE

PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER


PART 1  -----           PLEASE PROVIDE Social Security
                                 Number(s)
                    AND CERTIFY BY SIGNING AND DATING BELOW.






PART 2  -----  CERTIFICATION  -----  Under Penalties of Perjury, I certify that:

  (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and
  (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding.

PART 3  -----  Awaiting TIN

PART 4  -----  For Payee Exempt from Backup Withholding.    Exempt

CERTIFICATION INSTRUCTIONS ----- You must cross out Item 2 in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2). If you are exempt from backup withholding, check the box in Part 4 above.

SIGNATURE  --------------------------   DATE  -----------------------------


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

           YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                   THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the you within 60 days, you are required to withhold 31% of all reportable payments thereafter made to me until I provide a number.

Signature  -----------------------------  Date -----------------------------


                                  INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

   1. GUARANTEE OF SIGNATURES. All signatures on this Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution (as defined below), unless (i) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, or (ii) such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity, an "Eligible Institution"). See Instruction 6.

   2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used either if Share certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at its address set forth on the front page of this Letter of Transmittal prior to the Expiration Date. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

   Stockholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the Expiration Date; and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days on The New York Stock Exchange after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

  THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERTY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

   3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

   4. PARTIAL TENDERS (NOT APPLICABLE TO STOCKHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

   5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signatures(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

   If any of the Shares tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

   If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles thereof) as there are different registrations of such Shares.

   If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), in which case the certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificates. Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

   If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

   If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

   6. STOCK TRANSFER TAXES. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the aggregate Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

   7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares tendered hereby is to be issued in the name of, or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which such transfer was made.

   8. ODD LOTS. As described in Section 1 of the Offer to Purchase, if fewer than all Shares validly tendered and not withdrawn prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially as of the close of business on May 28, 1999, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tendered all such Shares. Partial tenders of Shares will not qualify for this preference and this preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal and the Notice of Guaranteed Delivery, if any, is completed.

   9. SUBSTITUTE FORM W-9 AND FORM W-8. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder must complete and sign the Substitute Form W-9 included as part of this Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such Stockholder is not subject to backup withholding in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification

Number or Substitute Form W-9 for additional instructions. In order for a foreign stockholder to qualify as an exempt recipient, a foreign stockholder must submit an Internal Revenue Service ("IRS") Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Form W-8 may be obtained from the Depositary.

   10. WITHHOLDING ON FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or its agent unless (A) the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States or (B) the foreign stockholder establishes to the satisfaction of the Company and the Depositary that the sale of Shares by such foreign stockholder pursuant to the Offer will qualify as a "sale or exchange," rather than as a distribution taxable as a dividend, for United States federal income tax purposes (see Section 13 of the Offer to Purchase). For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of the source of such income or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax is due. Each foreign stockholder is urged to consult its tax advisor regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

   11. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance may be directed to the Depository or the Company at its address and telephone number below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Depository or the Company, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for documents relating to, or assistance concerning, the Offer.

   12. IRREGULARITIES. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

   13. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the United States federal income tax classification of any gain or loss on the Shares purchased. See Sections 1 and 13 of the Offer to Purchase.

   14. MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES. Any stockholder whose certificates have been mutilated, lost, stolen or destroyed should contact the Company's transfer agent, Registrar and Transfer Company (the "Transfer Agent"), for further instructions as soon as possible. In the event of a mutilated, lost, stolen or destroyed certificate, certain procedures will be required to be completed before this Letter of Transmittal can be processed. Because these procedures may take a substantial amount of time to complete, notice of any mutilated, lost, stolen or destroyed certificate should be provided to the Transfer Agent as soon as possible.


                                 EXHIBIT (b)(1)

                             MODIFICATION AGREEMENT

First Security Bank, N.A. ("Lender ) has extended credit (the "Loan") to Utah Medical Products, Inc. (individually and collectively "Borrower") pursuant to a promissory note dated April 4, 1997 (the "Note") in the stated principal amount of $10,000,000.00, increased to $12,500,000.00 on October 15, 1998. The Loan is unsecured.

The Note and any loan agreements, guaranties, subordinations, Collateral Documents, and other instruments and documents executed in connection therewith, together with any previous modifications to any of these instruments or documents, shall be referred to as the "Loan Documents."

Borrower has requested certain modifications to the Loan Documents and Lender is willing to grant such modifications on the following terms and conditions:

1.Provided that all conditions stated herein are satisfied, the terms of the Loan Documents are hereby modified as follows:

     Modifications to the Terms of the Note:


     This Agreement does not constitute a repayment or extinguishment of the Note, but only a modification thereof.

     Other Modifications to the Loan Documents:


     The Loan Documents shall be amended as follows:

       The earnings before taxes covenant as stated in Sections 5.8 of the Revolving Loan Agreement dated April 4, 1997, as amended, shall be deleted in its entirety, and in its place a minimum abreviated cash flow covenant shall be substituted, which shall read as follows:

          5.8 Borrower shall maintain at all times a minimum abreviated cash flow of no less than $7,000,000.00 on a rolling four quarter basis. Such abreviated cash flow, for purposes of this agreement, shall be defined as net income plus depreciation expense plus amortization expense, as such items are reported on Borrower's quarterly income statements.

       The tangible net worth covenant as stated in Section 5.9 of the Revolving Loan Agreement dated April 4, 1997, as amended, shall also be deleted. In its place a new leverage covenant shall be substituted, which shall read as follows:

          5.9 Borrower shall maintain at all times a leverage ratio which shall not exceed 1.00 : 1.00, as such ratio shall be measured quarterly on its quarter-end balance sheet. Said leverage ratio shall be measured by dividing Borrower's total liabilities by its book value net worth.

2.As preconditions to the terms of this Agreement, Borrower shall complete or provide the following:

  Borrower shall pay or shall have paid all reasonable fees, costs, and expenses, of whatever kind or nature, incurred by Lender in connection with this Agreement, including but not limited to attorneys fees, lien search fees, title reports and policies, and recording and filing fees.

     Borrower shall pay a $5,000.00 Modification fee at the time of the execution of this Modification Agreement.

3.It is the intention and agreement of Borrower and Lender that: (i) all collateral security in which Lender has acquired a security interest or other lien pursuant to the Loan Documents shall continue to serve as collateral security for payment and performance of all the obligations of the Borrower under the Loan Documents, and (ii) all agreements, representations, warranties, and covenants contained in the Loan Documents are hereby reaffirmed in full by Borrower except as specifically modified by this Agreement.

4.Borrower hereby acknowledges that: (i) the Loan Documents are in full force and effect, as modified by this Agreement, and (ii) by entering into this Agreement, Lender does not waive any existing default or any default hereafter occurring or become obligated to waive any condition or obligation under the Loan Documents.

5.Borrower hereby acknowledges that Borrower has no claim, demand, lawsuit, cause of action, claim for relief, remedy, or defense against enforcement of the Loan Documents that could be asserted against Lender, its affiliates, directors, officers, employees, or agents, whether known or unknown, for acts, failures to act (whether such act or failure to act is intentional or negligent), representations, commitments, statements or warranties, including without limitation any such conduct arising out of or in any way connected with the Loan Documents. Notwithstanding the foregoing, Borrower hereby waives, releases, and relinquishes any and all claims, demands, lawsuits, causes of action, claims for relief, remedies, or defenses against enforcement of the Loan Documents that could be asserted against Lender, its affiliates, directors, officers, employees, or agents, whether known or unknown.

6.In addition to this Agreement, the Loan Documents, and any additional documents that this Agreement requires, this finance transaction may include other written closing documentation such as resolutions, waivers, certificates, financing statements, filings, statements, closing or escrow instructions, loan purpose statements, and other documents that Lender may customarily use in such transactions. Such documents are incorporated herein by this reference. All the documents to which this paragraph makes reference express, embody, and supersede any previous understandings, agreements, or promises (whether oral or written) with respect to this finance transaction, and represent the final expression of the agreement between Lender and Borrower, the terms and conditions of which cannot hereafter be contradicted by any oral understanding (if any) not reduced to writing and identified above.

FINAL AGREEMENT. Borrower understands that the loan documents signed in connection with this loan are the final expression of the agreement between Lender and Borrower and may not be contradicted by evidence of any alleged oral agreement.

Effective as of June 4, 1999.

LENDER:

First Security Bank. NA.

By:  /s/ Steven M. Kohler
  Authorized Officer


BORROWER:

Utah Medical Products, Inc.

By:  /s/ Kevin L. Cornwell
  Kevin L. Cornwell, President


             AFFIRMATION OF GUARANTORS, GRANTORS, AND SUBORDINATORS

Each of the following Guarantors, Grantors, Subordinators, and other parties to the Loan Documents hereby acknowledges and consents to the foregoing Modification Agreement and affirms and restates each of their respective liabilities, obligations, and agreements set forth in the Loan Documents. In addition, the following specifically agree to continuing their respective guaranties and subordinations as to any increase in the principal amount of the Loan and specifically agree that the Collateral Documents secure any increase in the principal amount of the Loan. Each of the following also hereby give the same assurances, representations, waivers, releases, and relinquishments given by Borrower in paragraph 5 of the Modification Agreement as if it were restated as part of this affirmation.


GUARANTORS:

Utah Medical Products Ltd.

By:  /s/ Kevin L. Cornwell
  Kevin L. Cornwell, President


Columbia Medical, Inc.

By:  /s/ Kevin L. Cornwell
   Kevin L. Cornwell, President